BLACKROCK FUNDS III

400 Howard Street

San Francisco, California 94105

August 14, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Funds III

Pre-Effective Amendment No. 2

Securities Act File No. 333-225632

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Funds III (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-225632) (the “Amendment”) so that the Amendment is declared effective today (August 14, 2018) or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

BLACKROCK FUNDS III

By:	/s/ Benjamin Archibald
Name: Benjamin Archibald
Title: Secretary

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director